                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO

                                   SCHEDULE TO

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                Arris Group, Inc.
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                       (Name of Subject Company (Issuer))

                                Arris Group, Inc.
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                       (Names of Filing Persons (Offeror))

                 4 1/2% Convertible Subordinated Notes Due 2003
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                         (Title of Class of Securities)

                                   03664P A A3
                                   03664P A B1
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                      (CUSIP Number of Class of Securities)

                              Lawrence A. Margolis
                                Arris Group, Inc.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                           W. Brinkley Dickerson, Jr.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3822
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

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                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2002, and previously amended on April 26, 2002 (the "Schedule TO"), relating to our offer to exchange shares of our Common Stock, $0.01 par value per share (the "Common Stock") for up to $70,000,000 original principal amount of the outstanding 4 1/2% Convertible Subordinated Notes due 2003 (the "Notes") issued by Arris International, Inc., a Delaware corporation and wholly owned subsidiary of Arris Group formerly known as ANTEC Corporation (the "Exchange Offer"). The Exchange Offer shall be subject to the terms and conditions described in the Offer to Exchange dated April 12, 2002, as amended, and the related Letter of Transmittal.

ITEM 4.  TERMS OF THE TRANSACTION

         The Offer to Exchange is amended as set forth below:

         a. Under the caption "Conditions," the word "might" in clause (c) is deleted and replaced with the word "will."

         b. Under the caption "Conditions," the last sentence of the second complete paragraph (beginning "However, all ...") is deleted and replaced with the following: "However, all conditions to the Exchange Offer, other than those dependent on necessary government approvals (of which we do not believe there are any), shall be satisfied or waived before the Expiration Date."

ITEM 12. EXHIBITS

         Item 12 is hereby amended as follows:

EXHIBIT
NUMBER                DESCRIPTION OF EXHIBITS
-------               -----------------------
(a)(1)                Offer to Exchange, dated April 12, 2002, relating to the Exchange Offer. (previously filed)

(a)(2)                Form of Letter of Transmittal, dated April 12, 2002, relating to the Exchange Offer.
                      (previously filed)

(a)(3)                Form of Notice of Guaranteed Delivery. (previously filed)

(a)(4)                Form of Letter to Brokers. (previously filed)

(a)(5)                Form of Letter to Clients. (previously filed)

(a)(6)                Text of Press Release issued by Arris Group, Inc., dated April 12, 2002. (previously filed)

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ARRIS GROUP, INC.



                                       By: /s/ Lawrence A. Margolis
                                          --------------------------------------
                                               Lawrence A. Margolis,
                                               Executive Vice President and
                                               Chief Financial Officer


Dated: May 7, 2002